Consent of Independent Registered Public Accounting Firm

The Board of Directors
Triangle Petroleum Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-173357 and 333-333-171958) on Form S-3 and (Nos. 333-175740, 333-171959, 333-151784, and 333-129001) on Form S-8 of Triangle Petroleum Corporation of our report dated April 13, 2012, except for note 9 as to which the date is of May 18, 2012, with respect to the consolidated balance sheet of Triangle Petroleum Corporation and subsidiaries as of January 31, 2012 and the related consolidated statements of operations, cash flows, and stockholders’ equity and comprehensive loss for the year ended January 31, 2012, and our report dated April 13, 2012 with respect to the effectiveness of internal control over financial reporting as of January 31, 2012, which reports appear in the January 31, 2012 annual report on Form 10-K of Triangle Petroleum Corporation.

/s/ KPMG LLP

Denver, Colorado

May 18, 2012